Exhibit 99.2

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IN THE UNITED STATES DISTRICT COURT

FOR THE WESTERN DISTRICT OF OKLAHOMA

MARIA COMEAUX, Individually and on	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No. CIV-17-191-M
v.	)
	)	CLASS ACTION COMPLAINT FOR
SEVENTY SEVEN ENERGY INC.,	)	VIOLATIONS OF SECTIONS 14(a) AND
JERRY L. WINCHESTER, VICTOR DANH, ANDREW AXELROD,	) )	20(a) OF THE SECURITIES EXCHANGE ACT OF 1934
DOUGLAS J. WALL, DAVID KING,	)
EDWARD J. DIPAOLO, and STEVEN	)	JURY TRIAL DEMANDED
HINCHMAN,	)
)
Defendants.	)

COMPLAINT

Plaintiff Maria Comeaux (“Plaintiff”), by her undersigned attorneys, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action is brought as a class action by Plaintiff on behalf of herself and the other public holders of the common stock of Seventy Seven Energy Inc. (“Seventy Seven Energy,” “SSE” or the “Company”) against the Company and the members of the Company’s board of directors (collectively, the “Board” or “Individual Defendants,” and, together with Seventy Seven Energy, the “Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), SEC Rule 14a-9, 17 C.F.R. 240.14a-9, and Regulation G, 17 C.F.R. § 244.100, in connection with the proposed merger between Seventy Seven Energy and Patterson-UTI Energy, Inc. (“Patterson-UTI”).

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2. On December 12, 2016, Seventy Seven Energy announced that it had entered into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which Patterson-UTI will acquire Seventy Seven Energy in exchange for newly issued shares of Patterson-UTI common stock (the “Proposed Transaction”). Pursuant to the terms of the Merger Agreement, Seventy Seven Energy shareholders will receive shares of Patterson-UTI common stock based upon an agreed upon exchange ratio (the “Exchange Ratio”)1. The Exchange Ratio will be 1.7725 if all outstanding Series A warrants of SSE are exercised for cash, no other warrants are exercised, no other shares of SSE are issued prior to closing and certain other assumptions occur.2

3. The Exchange Ratio is insufficient and undervalues the Company in light of its recent financial performance and strong growth prospects. Furthermore, as outlined below, the inadequate Exchange Ratio is the result of a flawed sales process.

[1]	The Exchange Ratio will be equal to 49,559,000 shares of Patterson-UTI common stock, divided by the total number of shares of SSE common stock outstanding or deemed outstanding immediately prior to the effective time (which includes (i) shares of SSE common stock outstanding as a result of the exercise of warrants to acquire SSE common stock, (ii) shares of SSE common stock deemed outstanding as a result of the vesting of SSE restricted stock unit awards that existed prior to the execution of the merger agreement, (iii) any shares of SSE common stock subject to perfected appraisal rights, (iv) shares of SSE common stock that underlie restricted stock unit awards that SSE issues on or after the execution of the merger agreement and (v) 50% of any shares of SSE common stock that have been tendered to SSE on or after August 1, 2016 for the purposes of satisfying tax withholding obligations upon the vesting of SSE restricted stock unit awards); provided, that in the event that any Series A warrants to acquire SSE common stock are forfeited or net settled, such 49,559,000 shares of Patterson-UTI common stock will be reduced by a number equal to (i) the aggregate exercise price for the warrants that are forfeited or net settled, divided by (ii) the volume weighted average price of a share of Patterson-UTI common stock for the ten consecutive trading days immediately preceding the third business day prior to the closing of the merger. In no event will Patterson-UTI issue more than 49,559,000 shares of its common stock as merger consideration.
[2]	The Exchange Ratio will be reduced if holders of Series A warrants of SSE fail to exercise their warrants by tendering the cash exercise price. The Exchange Ratio will also be reduced if Series B or Series C warrants of SSE—all of which are presently “out-of-the-money”—nevertheless exercise their warrants. The Exchange Ratio will further be reduced by any additional restricted stock unit awards granted by SSE for retention purposes.

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4. On January 23, 2017, in order to convince Seventy Seven Energy shareholders to vote in favor of the Proposed Transaction, the Board authorized the filing of a materially incomplete and misleading joint proxy statement/prospectus (the “Proxy”) with the Securities and Exchange Commission (“SEC”), in violation of Sections 14(a) and 20(a) of the Exchange Act. In particular, the Proxy contains materially incomplete and misleading information concerning: (i) financial projections for the Company and Patterson-UTI; (ii) the valuation analyses performed by the Company’s financial advisor, Morgan Stanley & Co. (“Morgan Stanley”), in support of its fairness opinion; and (iii) certain conflicts of interest faced by Morgan Stanley and Individual Defendant Douglas Wall.

5. The special meeting of Seventy Seven Energy shareholders to vote on the Proposed Transaction is forthcoming. It is imperative that the material information that has been omitted from the Proxy is disclosed to the Company’s shareholders prior to the forthcoming shareholder vote, so that they can properly exercise their corporate suffrage rights.

6. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Seventy Seven Energy and the Board for violations of Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 and Regulation G, 17 C.F.R. § 244.100. Plaintiff seeks to enjoin Defendants from holding the shareholder vote on the Proposed Transaction and taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Seventy Seven Energy shareholders sufficiently in advance of the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

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8. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

9. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Seventy Seven Energy maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

10. Plaintiff is, and at all relevant times has been, a shareholder of Seventy Seven Energy.

11. Defendant Seventy Seven Energy is incorporated in Delaware and maintains its principal executive offices in Oklahoma City, Oklahoma. The Company operates as a diversified oilfield services company. The Company provides a wide range of well-site services and equipment to the United States land-based exploration and production customers operating in unconventional resource plays. Seventy Seven Energy offers upstream services, including drilling, pressure pumping, and oilfield rental tools.

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12. Individual Defendant Jerry L. Winchester is, and has been at all relevant times, the Company’s President, Chief Executive Officer, and a director.

13. Individual Defendant Victor Danh is, and has been at all relevant times, a director of the Company.

14. Individual Defendant Andrew Axelrod is, and has been at all relevant times, a director of the Company.

15. Individual Defendant Douglas J. Wall is, and has been at all relevant times, a director of the Company.

16. Individual Defendant David King is, and has been at all relevant times, a director of the Company.

17. Individual Defendant Edward J. DiPaolo is, and has been at all relevant times, a director of the Company.

18. Individual Defendant Steven Hinchman is, and has been at all relevant times, a director of the Company.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of herself and the other public shareholders of Seventy Seven Energy (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

20. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of January 23, 2017, there were approximately 22.28 million shares of Seventy Seven Energy common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public shareholders of Seventy Seven Energy will be ascertained through discovery;

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b. There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i)	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Proxy in violation of Section 14(a) of the Exchange Act;

ii)	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii)	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to vote their shares regarding the Proposed Transaction based on the materially incomplete and misleading Proxy.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

d. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

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f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

g. A class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I.	The Inadequate Exchange Ratio is the Result of a Flawed Sales Process and Fails to Adequately Compensate Plaintiff and the Class for Their Shares

21. Seventy Seven Energy is a diversified oilfield services company that provides a range of wellsite services and equipment to land-based exploration and production customers in the United States. The Company operates in three segments: Drilling, Hydraulic Fracturing, and Oilfield Rentals. The Drilling segment offers land drilling and drilling-related services. The Hydraulic Fracturing segment provides hydraulic fracturing and other well stimulation services. The Oilfield Rentals segment offers rental tools for land-based oil and natural gas drilling, completion, and workover activities. As of December 31, 2015, Seventy Seven Energy owned 91 drilling rigs and 11 hydraulic fracturing fleets. The Company was formerly known as Chesapeake Oilfield Operating, L.L.C. and changed its name to Seventy Seven Energy Inc. in June 2014. The Company was founded in 2011 and is headquartered in Oklahoma City, Oklahoma.

22. The Exchange Ratio Seventy Seven Energy shareholders stand to receive if the Proposed Transaction is consummated fails to adequately compensate them for their shares.

23. The implied value of the Exchange Ratio is significantly below the share price indicated by certain valuation analyses performed by the Company’s financial advisor, Morgan Stanley. The Exchange Ratio also represents a measly premium compared to the Company’s 52- week high closing price.

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24. The Exchange Ratio is also inadequate in light of the Company’s recent financial performance. Indeed, on February 13, 2017, the Company announced strong financial results for the full fiscal year and fourth quarter, including: Consolidated Adjusted EBITDA of $29.5 million for the fourth quarter of 2016, a 156% improvement, compared to $8.5 million and $3.0 million for the two months ended September 30, 2016 and one month ended July 31, 2016, respectively; and total revenues of $142.7 million for the fourth quarter of 2016, a 19% increase compared to total combined revenues of $79.7 million and $40.4 million for the two months ended September 30, 2016 and one month ended July 31, 2016, respectively.

25. The inadequate Exchange Ratio is the result of a flawed sales process. Specifically, the Proxy indicates that the Board did not expand its search for strategic alternatives to maximize shareholder value with other parties, and instead focused solely on finalizing a transaction with Patterson-UTI.

26. In sum, the Exchange Ratio fails to adequately compensate Seventy Seven Energy shareholders, and is the resulted of a flawed sales process during which Company management and the Board failed to conduct a sufficient and robust review of strategic alternatives.

II.	The Merger Agreement’s Deal Protection Provisions Deter Superior Offers

27. In addition to failing to conduct a fair and reasonable sales process, the Individual Defendants agreed to certain deal protection provisions in the Merger Agreement that operate conjunctively to deter other suitors from submitting a superior offer for Seventy Seven Energy.

28. First, the Merger Agreement contains a no solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to obtain a better deal for Seventy Seven Energy shareholders. The Merger Agreement generally states that the Company and the Individual Defendants shall not: (i) initiate, solicit, propose or knowingly encourage or

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knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any acquisition proposal; or (iii) provide any non-public information to any person in connection with any acquisition proposal.

29. Additionally, the Merger Agreement grants Patterson-UTI recurring and unlimited matching rights, which provides it with: (i) unfettered access to confidential, non-public information about competing proposals from third parties which it can use to prepare a matching bid; and (ii) several days to negotiate with Seventy Seven Energy, amend the terms of the Merger Agreement and make a counter-offer in the event a superior offer is received.

30. The non-solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will undoubtedly be deterred from expending the time, cost, and effort of making a superior proposal while knowing that Patterson-UTI can easily foreclose a competing bid. As a result, these provisions unreasonably favor Patterson-UTI, to the detriment of Seventy Seven Energy’s public shareholders.

31. Lastly, the Merger Agreement provides that Seventy Seven Energy must pay Patterson-UTI a termination fee of $40 million in the event the Company elects to terminate the Merger Agreement to pursue a superior proposal. The termination fee provision farther ensures that no competing offer will emerge, as any competing bidder would have to pay a naked premium for the right to provide Seventy Seven Energy shareholders with a superior offer.

32. Ultimately, these preclusive deal protection provisions restrain Seventy Seven Energy’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

33. Given that the preclusive deal protection provisions in the Merger Agreement impede a superior bidder from emerging, it is imperative that Seventy Seven Energy’s shareholders receive all material information necessary for them to cast a fully informed vote at the shareholder meeting concerning the Proposed Transaction.

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III.	The Materially Incomplete and Misleading Proxy

34. On January 23, 2017, Seventy Seven Energy caused the Proxy to be filed with the SEC in connection with the Proposed Transaction. The Proxy solicits the Company’s shareholders to vote in favor of the Proposed Transaction. The Individual Defendants were obligated to carefully review the Proxy before it was filed with the SEC and disseminated to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Proxy misrepresents and/or omits material information that is necessary for the Company’s shareholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act.

35. First, the Proxy fails to provide material information concerning the Company’s and Patterson-UTI’s financial projections. Specifically, the Proxy provides projections for non-GAAP (generally accepted accounting principles) metrics, including Adjusted EBITDA, but fails to provide line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measure.

36. When a company discloses non-GAAP financial measures in a Proxy, the Company must also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method), of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

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37. Indeed, the SEC has recently increased its scrutiny of the use of non-GAAP financial measures in communications with shareholders. The former SEC Chairwoman, Mary Jo White, recently stated that the frequent use by publicly traded companies of unique company-specific non-GAAP financial measures (as Seventy Seven Energy has included in the Proxy here), implicates the centerpiece of the SEC’s disclosures regime:

In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst, our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.

38. In recent months, the SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heighted its scrutiny of the use of such projections.3 Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of

[3]	See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs-evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, http://www.nytimes.com/ 2016/04/24/business/fantasy-math-is-helping-companies-spin-losses-into-profits.html?_r=0.

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non-GAAP financial measures that demonstrate the SEC’s tightening policy.4 One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide any reconciling metrics that are available without unreasonable efforts.

39. In order to make the projections included on page 108-109 of the Proxy materially complete and not misleading, Defendants must provide a reconciliation table of the non-GAAP measure (Adjusted EBITDA) to the most comparable GAAP measures (i.e. net income (loss)). Indeed, the Company routinely provides such a reconciliation table in its quarterly financial results releases, and it can therefore undoubtedly provide such a reconciliation table for the projections included in the Proxy without unreasonable efforts.

40. At the very least, the Company must disclose the line item projections for the financial metrics that were used to calculated the non-GAAP measure Adjusted EBITDA, (i.e., adjusted earnings before interest, income taxes, depreciation and amortization, non-cash compensation, impairments, gains and losses on sales of assets and transaction expenses). Such projections are necessary to make the non-GAAP Adjusted EBITDA projections included in the Proxy not misleading. Indeed, the Defendants acknowledge that disclosing non-GAAP projections may mislead shareholders in the Proxy: “These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. These measures may also be different from or inconsistent with the definition of Adjusted EBITDA as described in SSE’s documents previously filed with the SEC.” Proxy 109.

[4]	Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE COMMISSION (May 17, 2017), https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

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41. Defendants have received and have access to the same projections for Patterson- UTI (i.e. net income, earnings before interest, income taxes, depreciation, depletion, amortization and impairment, non-cash compensation, goodwill impairments, gains and losses on sales of assets and transaction expenses), and they must disclose them in order to make the Patterson-UTI non-GAAP projections included on page 108 of the Proxy complete and not misleading.

42. The Proxy also fails to disclose the estimated future cash flow contained in the SSE Management Cases and the estimated future cash flows contained in the Patterson-UTI management case (Proxy 100), and further fails to provide any information regarding “the pro forma impact of the merger on Patterson-UTI’s cash flow” (Proxy 94). Under sound corporate finance theory, Seventy Seven Energy shareholders would find such cash flow projections and information material in assessing the fairness of the Exchange Ratio. The omission of such projections renders the projections set forth on page 108-109 of the Proxy, as well as the summary of Morgan Stanley’s Discounted Cash Flow Analysis on page 100, materially incomplete and misleading. If a proxy discloses projections, such projections must be complete and accurate.

43. Indeed, financial experts agree that projections for Adjusted EBITDA, which are include in the Proxy, are not a sufficient substitute for cash flow projections when attempting to understand the value of a company. As Warren Buffet and other financial experts have stated: “References to EBITDA make us shudder. Too many investors focus on earnings before interest, taxes, depreciation and amortization. That makes sense, only if you think capital expenditures are funded by the tooth fairy.”5

[5]	Elizabeth MacDonald, The Ebitda folly, FORBES (March 17, 2003), http://www.forbes.com/global/2003/0317/024.html.

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44. Relying solely on Adjusted EBITDA to provide a fair summary of a company’s financial prospects has numerous pitfalls. Adjusted EBITDA does not take into account any capital expenditures, working capital requirements, current debt payments, taxes, or other fixed costs which are critical to understanding a company’s value. As a result of these material differences between EBITDA and unlevered free cash flow, many analysts recognize unlevered free cash flow as a much more accurate measure when it comes to analyzing the expected performance of a company. Disclosing Adjusted EBITDA projections without cash flow projections is therefore inherently misleading.

45. Additionally, the Proxy fails to sufficiently quantify the anticipated synergies expected from the Proposed Transaction. Defendants have touted such synergies as a reason why Seventy Seven Energy shareholders should support the Proposed Transaction (Proxy at 91), but have failed to sufficiently quantify the forecasted synergies. SSE management prepared or had access to such forecasts, which were reviewed and relied upon by Morgan Stanley in connection with preparing its fairness opinion. Proxy at 94. The specific amount of synergies expected to be realized as a result of the Proposed Transaction constitutes material information, as Defendants have told Seventy Seven Energy shareholders they should support the deal based upon the “opportunity to participate” in such synergies. Proxy at 91. The omission of synergy forecasts/information quantifying the expected synergies renders the vague reference to the “potential synergies” on page 91 of the Proxy incomplete and misleading.

46. The Proxy also fails to provide sufficient information for shareholders to assess the valuation analyses performed by Morgan Stanley in support of its fairness opinion and to assess a significant conflict of interest Morgan Stanley faced.

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47. With respect to Morgan Stanley’s Sum of the Parts Analysis (Proxy at 98), the Proxy fails to disclose the peer companies utilized for the analysis. Such information is material to Seventy Seven Energy shareholders, as it is necessary for them to assess whether Morgan Stanley selected appropriate, truly comparable companies and whether the implied aggregate value ranges Morgan Stanley calculated accurately reflect the value of their shares. The omission of this information renders the summary of this analysis and the implied aggregate value ranges set forth on page 99 of the Proxy incomplete and misleading.

48. Further, according to Bloomberg, Morgan Stanley currently holds 702,747 shares of Patterson-UTI common stock, valued at $19,149,855 based upon Patterson-UTI’s $27.25 trading price as of February 22, 2017. However, the Proxy fails to disclose this significant conflict of interest, which undoubtedly constitutes material information to Seventy Seven Energy shareholders. Indeed, it is imperative for shareholders to be able to understand what factors might influence a financial advisor’s analytical efforts. A financial advisor’s own proprietary financial interest in a proposed transaction must be carefully considered in assessing how much credence, if any, to give its analysis. A reasonable shareholder would want to know an important economic motivation of the advisor employed by a board to assess the fairness of the transaction to shareholders, when that motivation could rationally lead the advisor to favor a deal at a less than optimal price, because the procession of a deal was more important to him, given his overall economic interest, than only doing a deal at the right price. The omission of this information renders the vague, boiler-plate statement on page 106 of the Proxy that Morgan Stanley “may at any time” invest in or manage funds holding a positon in Patterson-UTI incomplete and misleading, because Morgan Stanley does in fact actually hold or manage a significant amount of Patterson-UTI stock.

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49. Lastly, the Proxy fails to disclose that Individual Defendant Douglas Wall served as Patterson-UTI’s President and Chief Executive Officer from 2007 through 2012, and further fails to describe the nature of Mr. Wall’s relationship with current members of Patterson-UTI’s management and board. This significant conflict of interest is clearly material information to Seventy Seven Energy shareholders, and the omission of such information renders the section of the Proxy beginning on page 109 of the Proxy purporting to disclose the interests of SSE’s directors that are “different from, or in addition to those of other stockholders of SEE generally,” incomplete and misleading.

50. In sum, the omission of the above-referenced information renders statements in the Proxy materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the special shareholder meeting to vote on the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to vote in favor of the Proposed Transaction, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 and 17 C.F.R. § 244.100 Promulgated Thereunder)

51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52. Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 781 of this title.” 15 U.S.C. § 78n(a)(1).

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53. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that Proxy communications with shareholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

54. SEC Regulation G has two requirements: (1) a general disclosure requirement; and (2) a reconciliation requirement. The general disclosure requirement prohibits “mak[ing] public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure…not misleading.” 17 C.F.R. § 244.100(b). The reconciliation requirement requires an issuer that chooses to disclose a non-GAAP measure to provide a presentation of the “most directly comparable” GAAP measure, and a reconciliation “by schedule or other clearly understandable method” of the non-GAAP measure to the “most directly comparable” GAAP measure. 17 C.F.R. § 244.100(a). As set forth above, the Proxy omits information required by SEC Regulation G, 17 C.F.R. § 244.100.

55. The omission of information from a proxy statement will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

56. Defendants have issued the Proxy with the intention of soliciting shareholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Proxy, which fails to provide critical information regarding, amongst other things: (i) financial projections for the Company and Patterson-UTI; (ii) the valuation analyses performed by Morgan Stanley; and (iii) certain conflicts of interest faced by Morgan Stanley and Individual Defendant Douglas Wall.

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57. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Proxy, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort.

58. The Individual Defendants knew or were negligent in not knowing that the Proxy is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Proxy states that Morgan Stanley reviewed and discussed its financial analyses with the Board, and further states that the Board considered both the financial analyses provided by Morgan Stanley as well as its fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the projections for the Company and Patterson-UTI and knew or should of known of the conflicts faced by Morgan Stanley and Individual Defendant Wall.

59. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Proxy, rendering the sections of the Proxy identified above to be materially incomplete and misleading. Indeed, the Individual Defendants were required to review Morgan Stanley’s analyses in connection with their receipt of the fairness

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opinion, question Morgan Stanley as to its derivation of fairness, and be particularly attentive to the procedures followed in preparing the Proxy and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

60. The Individual Defendants were, at the very least, negligent in preparing and reviewing the Proxy. The preparation of a proxy statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in choosing to omit material information from the Proxy or failing to notice the material omissions in the Proxy upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation of the Company’s financial projections. Seventy Seven Energy is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Proxy.

61. The misrepresentations and omissions in the Proxy are material to Plaintiff and the Class, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction.

62. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

63. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

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64. The Individual Defendants acted as controlling persons of Seventy Seven Energy within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Seventy Seven Energy, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

65. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

66. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Proxy at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing this document.

67. In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Proxy purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

68. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

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69. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

70. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and her counsel as Class Counsel;

B. Enjoining Defendants and all persons acting in concert with them from proceeding with the shareholder vote on the Proposed Transaction or consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Proxy;

C. Directing the Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses;

E. Granting such other and further relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: February 22, 2017	Respectfully submitted,

LOCAL COUNSEL

s/ C. Michael Copeland, OBA 13261
Jack L. Brown, OBA 10742
15 E. 5th Street, Suite 3800 Tulsa, OK 74103 918-581-8200
OF COUNSEL MONTEVERDE & ASSOCIATES PC

Juan E. Monteverde
The Empire State Building
350 Fifth Avenue, 59th Floor New York, NY 10118	Attorneys for Plaintiff
Tel: (212) 971-1341
E-mail: jmonteverde@monteverdelaw.com

Attorneys for Plaintiff